Exhibit 1.2

Loan Guarantee Commitment Letter

Bank of China Limited, Xinyu Branch:

This company, PLANET IMAGE INTERNATIONAL LIMITED, with identification number: OI-354021, hereby agrees to provide a joint liability guarantee for the loans and bank acceptance drafts of the borrower, Jiangxi Yibo E-Tech Co., Ltd., at your bank, from March 1, 2025, to February 28, 2028 (including the start and end dates of this period), within the maximum balance of RMB 150,000,000.00 (in words: One Hundred and Fifty Million Yuan Only) (in case of any discrepancy between the amount in words and figures, the amount in words shall prevail). This guarantee shall remain in effect until the full repayment of all loan principals and interests.

Hereby committed!

Commitment Maker:

PLANET IMAGE INTERNATIONAL LIMITED

Date: March 11, 2025